MANAS PETROLEUM CORPORATION
Bahnhofstrasse 9
6341 Baar
Switzerland

January 15, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Dear Sirs/Mesdames:

Re:	Manas Petroleum Corporation
Form 10-K for the Fiscal Year December 31, 2011
Filed March 30, 2012
File No. 333-107002

Thank you for your letter of December 21, 2012 with respect to the above-noted Form 10-K filing by Manas Petroleum Corporation. We provide below our responses to your comments. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

General

1.

You disclose in your Form 10-Q for the fiscal quarter ended September 30, 2010, that in August 2010 you entered into a contract with DQE International, a subsidiary of CNPC Daqing Petroleum, and that this company has operated projects in Iran and Sudan. Also, we note a 2009 news article reporting the anticipated drilling of two wells by South Petroleum Company, a joint venture of your wholly-owned subsidiary DWM Petroleum, and that the 2D seismic shot by South Petroleum in connection with the project included 2D seismic acquired by an Iranian crew. Iran and Sudan are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about contacts with those countries.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Sudan, whether through subsidiaries, affiliates, joint venture partners or other direct or indirect arrangements. Your response should describe any products, technology or services you have provided or intend to provide into Iran or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by their governments.

None of our company, its subsidiaries and affiliates (we have no joint venture partners), has ever provided, nor do we have any intent to provide, any product, technology or service into Iran or Sudan. Similarly, none of our company, its subsidiaries and affiliates has or has ever had any agreement, commercial arrangement or other contact with the governments of Iran or Sudan or, to our knowledge, entities controlled by the governments of those countries.

Kyrgyz Republic

DWM Petroleum AG (“DWM Petroleum”), our wholly-owned Swiss subsidiary, owns 25% of the issued shares of CJSC South Petroleum Company (“South Petroleum”), a Kyrgyz Republic company. Santos International Holding Pty Ltd. (“Santos International”), a subsidiary of Santos Ltd., owns 70% of South Petroleum and a Kyrgyz government entity, Kyrgyzneftegaz, owns the remaining five percent. South Petroleum holds four oil and gas exploration licenses located in the Kyrgyz Republic. Santos International and DWM Petroleum are parties to a farm-in agreement dated October 4, 2006, as amended, and a majority shareholder agreement dated November 13, 2006. Under the terms of these agreements, Santos International is, and it has the exclusive right to be, the Operator of the project and it is responsible for the day-to-day operations of South Petroleum.

As a minority shareholder in South Petroleum, we have very little influence over or input into decisions taken by it. Similarly, the reports that we receive from Santos International because we are party to the farm-in agreement and the majority shareholder agreement are summary in nature and contain information about events that have already occurred. To the extent material to our company, we share the summary information from these communications with the public in our periodic disclosure documents (see, for example, the disclaimer at page 14 of our Annual Report on Form 10-K for the year ended December 31, 2011, filed on EDGAR on March 30, 2012).

The summary information about the status of South Petroleum’s work program in the Kyrgyz Republic that was included in our press release of April 21, 2009 was provided to DWM Petroleum by Santos International after the contract was signed. Although the press release did not so specify, we understand that the Iranian crew referred to was supplied to Santos International by the local (Kyrgyz Republic) branch office of Oil Exploration Operations Company (“OEOC”). According to its website (http://en.oeoc.ir), OEOC is a private joint stock company formed in Iran. For the reasons stated above, we were not and are not the Operator of this project, nor do we control South Petroleum and, as noted above, the information that we have in respect of this transaction was provided to our company ‘after the fact’.

Tajikistan

DWM Petroleum owns 90% of CJSC Somon Oil Company (“Somon Oil”), a closed joint stock company formed in Tajikistan. Somon Oil owns two oil and gas exploration licenses located in Tajikistan. Until recently, Santos International Ventures Pty Ltd. (“Santos Ventures”), another subsidiary of Santos Ltd., had an option to purchase 70% of the equity in Somon Oil from DWM Petroleum. Pursuant to the option agreement (dated December 10, 2007), Santos Ventures funded specified exploration and general and administrative expenses of Somon Oil and, although it was not required to do so under the terms of the Option Agreement, Santos Ventures has continued to fund Somon Oil’s expenses until its recent decision not to exercise the option (we announced this development in a press release dated December 24, 2012). Santos Ventures is the ‘de facto’ operator of the project.

In 2009, Somon Oil had begun to prepare a seismic campaign and Santos Ventures, on behalf of Somon Oil, offered a contract for the acquisition of 260 km seismic to the local office of OEOC. However, after Santos Ventures conducted an internal compliance review, it withdrew the offer to OEOC before it could be accepted and caused Somon Oil to enter into a seismic acquisition agreement with Scientific Industrial Firm Dank (“Dank”) instead. According to Dank’s website (www.dank.kz), Dank is located in Almaty, Kazakhstan, and provides geophysical services (including seismic surveys) to clients in Central Asia and the Caspian regions, including Kazakhstan, Georgia, the Kyrgyz Republic and Tajikistan. Since 2009, Santos Ventures has caused Somon Oil to contract with Dank for all geophysical services – including seismic acquisition – for Somon Oil’s project in Tajikistan.

Mongolia

DWM Petroleum owns 74% of Gobi Energy Partners GmbH, a Swiss company. Gobi Energy Partners GmbH owns 100% of an oil and gas project on Blocks XIII and XIV in Mongolia. Gobi Energy Partners LLC, the wholly-owned Mongolian subsidiary of Gobi Energy Partners GmbH, is Operator of this project. Gobi Energy Partners LLC has conducted various seismic campaigns on this project since 2009 and it drilled two wells in 2012.

On August 31, 2010, Gobi Energy Partners LLC entered into a 2D seismic acquisition contract with DQE International Tamsag (Mongol) LLC, a subsidiary of DQE International which in turn is owned by CNPC Daqing Petroleum. CNPC Daqing Petroleum is part of CNPC, a large state-owned oilfield service provider with extensive international operations, though its principal operations are conducted primarily from the Peoples Republic of China. In contrast, DQE International was formed to offer services similar to those offered by its parent, but primarily outside of China. DQE International has been in operation since 1989. Information about CNPC is available on its website (www.cnpc.com).

On July 12, 2011, Gobi Energy Partners LLC signed another 2D seismic acquisition contract with Sinopec Mongolia Company Ltd., a wholly-owned subsidiary of China Petrochemical Corporation (Sinopec). On May 15, 2012, Gobi Energy Partners entered into a drilling rig and related well services contract with Shengli Petroleum Administrative Bureau, Sinopec, which is an affiliate of Sinopec Mongolia Company Ltd. Like CNPC Daqing Petroleum and DQE International, Sinopec is a large state-owned enterprise with extensive experience in the petroleum industry in general and in Central Asia in particular. Information about Sinopec is available on its website (http://English.sinopec.com).

Perhaps the most significant features shared by DQE International Tamsag (Mongol) LLC and Sinopec Mongolia Company Ltd. are that both are well established in the oil business in Mongolia, both have good reputations for the work that they do and neither has very many competitors in Mongolia. Further, these were the only companies that could provide the type of services required by Gobi Energy Partners LLC. For these reasons, we believe that DQE International Tamsag (Mongol) LLC and Sinopec Mongolia LLC were at the relevant times the only logical choices for the provision of seismic acquisition and drilling services in Mongolia at a reasonable, cost effective price.

2.

Please discuss the materiality of your contacts with Iran and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan.

As outlined in the foregoing response, we do not have any contacts or agreements with Iran or Sudan, nor have we historically had any such contacts other than Santos Venture’s 2009 offer to OEOC on Somon Oil’s behalf, which was withdrawn before it could be accepted. We do not engage in any activities in Iran or Sudan and we have absolutely no connection to Sudan. Our sole connection to Iran is through South Petroleum, a company in which we own a 25% minority interest which, without our company’s prior approval, entered into an agreement with the local (Kyrgyz Republic) branch office of an Iranian company over three years ago to shoot seismic data at an oil exploration project located in the Kyrgyz Republic. This connection, tenuous as it was, was fully disclosed by our company over three years ago and it has had no discernible impact on our financial condition. Since making that disclosure, which we have repeated on occasion, we have raised many millions of dollars in public and private offerings and we have continued to conduct our operations without any apparent negative investor sentiment or reaction.

We believe that there is no material investment risk for current or future holders of our securities arising from South Petroleum’s use of OEOC in seismic acquisition three years ago.

3.

We note from SEC filings that China National Petroleum Corporation, the parent of CNPC Daqing Petroleum, conducts oil exploration and extraction activities in Iran, Syria, Sudan and Cuba, and that there have been divestment initiatives against CNPC subsidiary PetroChina Company Limited because of these activities. Also, you disclose in the 10-K that in July 2011 Gobi Energy Partners, a majority-owned subsidiary of DWM Petroleum, signed a 2D seismic survey contract with Sinopec Mongolia LLC, a wholly-owned subsidiary of Sinopec.

We note from Sinopec Shanghai Petrochemical Company Limited's SEC filings that its parents Sinopec Corporation and Sinopec Group engage in operations in or purchase crude oil from Iran, Syria, Sudan and Cuba. News articles have reported divestment-related activity regarding Sinopec Shanghai Petrochemical because of these activities. Like Iran and Sudan, Syria and Cuba are U.S.-designated state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please address the potential for reputational harm from your relationships with affiliates of CNPC and Sinopec, as a result of their parent corporations' activities involving Iran, Syria, Sudan and Cuba.

Gobi Energy Partners LLC’s relationship with each of Sinopec Mongolia Company Ltd. and DQE International Tamsag (Mongol) LLC were transient and transactional, without any long term agreement or effect. Each of these service providers was hired to provide specific services – to acquire seismic data and drilling and related well services - and no relationship survived completion of the commercial transactions contemplated by the contracts.

As noted in our response to Comment 1, above, Sinopec Mongolia Company Ltd. and DQE International Tamsag (Mongol) LLC are two of a very small number of service companies providing geophysical, drilling and related well services in Mongolia. The competition faced by these two companies in Mongolia comes from local companies that do not provide the quality or level of service required by Gobi Energy Partners LLC. Gobi Energy Partners LLC invited two other companies to bid on its seismic acquisition proposal. Neither of these other companies completed a successful bid. We believe that hiring contractors that do not have local representation and infrastructure in Mongolia would not be cost efficient and would not benefit our shareholders.

In addition, while we agree that it appears that the parents of these two companies may indeed conduct activities involving Iran, Syria, Sudan and Cuba, they conduct similar activities in North America (including the United States), South America and Europe, as well as other countries in Asia and Africa. As was the case with our subsidiary, these activities appear to be of a commercial nature, engaging in various aspects of the oil and gas exploration and production business. Neither of DQE International Tamsag (Mongol) LLC or Sinopec Mongolia Company Ltd. purchase or sell oil – they provide geological, geophysical, seismic and drilling services to commercial clients and, as noted above, they are two of a very small number of local providers for seismic and drilling services, they have a good reputation and they have very little competition in Mongolia.

Finally, we observe that we have already disclosed our subsidiary’s relationship with each of DQE International Tamsag (Mongol) LLC and Sinopec Mongolia Company Ltd. and we have yet to see any evidence of reputational harm, despite the passage of time.

We believe that transactions with service providers such as our transactions with these two companies, whose parent companies conduct similar commercial activities around the world, including the conduct of similar activities in or with any of the aforementioned countries, does not represent potential for material reputational harm to our company.

We acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  we may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Ethan Minsky, at (604) 643-3151.

Yours truly,

MANAS PETROLEUM CORPORATION

/s/ Peter-Mark Vogel
Peter-Mark Vogel
Chief Executive Officer